EMI

RECEIVED

2007 APR 18 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

11th April, 2007.

Attn: Filing Desk - Stop 1-4

07022653

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 30th March 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) a News Release, dated 2nd April 2007, announcing EMI Music's launch of DRM-free superior sound quality downloads across its entire digital repertoire, with Apple's iTunes Store being the first online music store to sell the new downloads;

(b) an announcement, dated 2nd April 2007, confirming that HBOS plc has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 30th March 2007, held 38,941,861 shares, being 4.867% of the shares in issue;

(c) an announcement, dated 2nd April 2007, advising that, under the Company's Scrip Dividend Scheme, 3,459 EMI Group plc Ordinary Shares were allotted in place of cash dividends on 2nd April 2007 to Eric Nicoli, an Executive Director of the Company;

(d) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 2nd April 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 2nd April 2007;

(e) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 3rd April 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 3rd April 2007;

(f) an announcement, dated 4th April 2007, confirming that Deutsche Bank AG and its subsidiaries have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 30th March 2007, held 45,129,151 shares, being 5.64% of the shares in issue; and,

(g) an announcement, dated 4th April 2007, advising that, under the Company's Scrip Dividend Scheme, 827 EMI Group plc Ordinary Shares were allotted in place of cash dividends on 2nd April 2007 to Peter Georgescu, a Non-executive Director of the Company; and,

(h) an announcement, dated 5th April 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 3rd April 2007, held 42,011,291 shares, being 5.25% of the shares in issue.

PROCESSED

APR 2 3 2007

THOMSON FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

dlw 4/18

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

News Release

FOR IMMEDIATE RELEASE

ER 07/57

London, 2 April 2007

EMI Group plc

EMI Music Launches DRM-Free Superior Sound Quality Downloads Across Its Entire Digital Repertoire

Apple's iTunes Store to be the First Online Music Store to Sell EMI's New Downloads

EMI Music today announced that it is launching new premium downloads for retail on a global basis, making all of its digital repertoire available at a much higher sound quality than existing downloads and free of digital rights management (DRM) restrictions.

The new higher quality DRM-free music will complement EMI's existing range of standard DRM-protected downloads already available. From today, EMI's retailers will be offered downloads of tracks and albums in the DRM-free audio format of their choice in a variety of bit rates up to CD quality. EMI is releasing the premium downloads in response to consumer demand for high fidelity digital music for use on home music systems, mobile phones and digital music players. EMI's new DRM-free products will enable full interoperability of digital music across all devices and platforms.

Eric Nicoli, CEO of EMI Group, said, "Our goal is to give consumers the best possible digital music experience. By providing DRM-free downloads, we aim to address the lack of interoperability which is frustrating for many music fans. We believe that offering consumers the opportunity to buy higher quality tracks and listen to them on the device or platform of their choice will boost sales of digital music.

"Apple have been a true pioneer in digital music, and we are delighted that they share our vision of an interoperable market that provides consumers with greater choice, quality, convenience and value for money."

"Selling digital music DRM-free is the right step forward for the music industry," said Steve Jobs, Apple's CEO. "EMI has been a great partner for iTunes and is once again leading the industry as the first major music company to offer its entire digital catalogue DRM-free."

Apple's iTunes Store (www.itunes.com) is the first online music store to receive EMI's new premium downloads. Apple has announced that iTunes will make individual AAC format tracks available from EMI artists at twice the sound quality of existing downloads, with their DRM removed, at a price of $1.29/€1.29/£0.99. iTunes will continue to offer consumers the ability to pay $0.99/€0.99/£0.79 for standard sound quality tracks with DRM still applied. Complete albums from EMI Music artists purchased on the iTunes Store will automatically be sold at the higher sound quality and DRM-free, with no change in the price. Consumers who have already purchased standard tracks or albums with DRM will be able to upgrade their digital music for $0.30/€0.30/£0.20 per track. All EMI music videos will also be available on the iTunes Store DRM-free with no change in price.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI is introducing a new wholesale price for premium single track downloads, while maintaining the existing wholesale price for complete albums. EMI expects that consumers will be able to purchase higher quality DRM-free downloads from a variety of digital music stores within the coming weeks, with each retailer choosing whether to sell downloads in AAC, WMA, MP3 or other unprotected formats of their choice. Music fans will be able to purchase higher quality DRM-free digital music for personal use, and listen to it on a wide range of digital music players and music-enabled phones.

EMI's move follows a series of experiments it conducted recently. Norah Jones's "Thinking About You", Relient K's "Must've Done Something Right", and Lily Allen's "Littlest Things" were all made available for sale in the MP3 format in trials held at the end of last year.

EMI Music will continue to employ DRM as appropriate to enable innovative digital models such as subscription services (where users pay a monthly fee for unlimited access to music), super-distribution (allowing fans to share music with their friends) and time-limited downloads (such as those offered by ad-supported services).

Nicoli added: "Protecting the intellectual property of EMI and our artists is as important as ever, and we will continue to work to fight piracy in all its forms and to educate consumers. We believe that fans will be excited by the flexibility that DRM-free formats provide, and will see this as an incentive to purchase more of our artists' music."

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Pippa Strong	Investor Relations	+44 20 7795 7681

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:05 02-Apr-07
Number	PRNUK-0204

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): Initial notification under Transparency Directive	No

3. Full name of person(s) subject to the notification obligation:	HBOS plc
4. Full name of shareholder(s) (if different from 3.):	See Section 9.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	N/A
6. Date on which issuer notified:	30 March 2007
7. Threshold(s) that is/are crossed or reached:	Below 5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indire

GB0000444736 40,373,732 40,373,732 10,239,936 10,239,936 28,701,925 1.280% 3.58

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
38,941,861	4.867%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A - holdings now below notifiable threshold

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of

800,149,955

Notification under DTR Sourcebook

14. Contact name: Kenny Melville

15. Contact telephone number: 0131 243 8671

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

Ref: 82-373

END

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EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/59

Regulatory News Service 2nd April, 2007.

EMI GROUP PLC
Director/PDMR Shareholding

In compliance with Disclosure Rule 3.1.4, it is advised that, under the Company's Scrip Dividend Scheme, 3,459 EMI Group plc Ordinary Shares of 14p each were allotted and registered on 2nd April 2007 in place of cash dividends into the name of Eric Nicoli, an Executive Director of the Company, at a price of 254.85p per share. Such shares are beneficially owned by, and held in the name of, Mr Nicoli.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/60

Regulatory News Service

2nd April, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 2nd April 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 800,512,120 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/61

Regulatory News Service 3rd April, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 3rd April 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 800,523,448 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	10:49 04-Apr-07
Number	PRNUK-0404

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	TilneyGroup Ltd Deutsche Asset Management (Japan) Limited DWS Investment S.A., Luxembourg Deutsche Asset Management Investment GmbH
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	30-03-2007
6. Date on which issuer notified:	03-04-2007
7. Threshold(s) that is/are crossed or reached:	Aggregate 5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type Situation previous Resulting situation after the triggering

of shares if possible using the ISIN CODE	to the Triggering transaction		transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	3,543,680	38,018,680	10,275,825	10,275,825	358,326	1.28	0.04

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	06-2007	-	13,045,000	1.63
Call Option	09-2007	-	13,950,000	1.74
Call Option	06-2007 OTC	-	2,500,000	0.31
Call Option	09-2007 OTC	-	4,000,000	0.50
Call Option	01-2009	-	1,000,000	0.14

Total (A+B)

Number of voting rights	% of voting rights
45,129,151	5.64

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

Ref: 82-373

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/63

Regulatory News Service

4th April, 2007.

EMI GROUP PLC
Director/PDMR Shareholding

In compliance with Disclosure Rule 3.1.4, EMI Group plc advises that, under the Company's Scrip Dividend Scheme, 827 EMI Group plc Ordinary Shares of 14p each were allotted and registered on 2nd April 2007 in place of cash dividends into the beneficial ownership of Peter Georgescu, a Non-Executive Director of the Company, at a price of 254.85p per share. Such shares are held on Mr Georgescu's behalf by Morgan Stanley.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:17 05-Apr-07
Number	PRNUK-0504

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	03-04-2007
6. Date on which issuer notified:	05-04-2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

Class/type of shares	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indi
ORD-GB0000444736	18,171,372	18,171,372	20,413,337	20,413,337	n/a	2.55	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.69
Option	21-09-2007	-	4,250,000	0.53
Option	18-05-2007	-	750,000	0.09
Option	15-06-2007	-	3,000,000	0.38
Option	21-09-2007	-	1,000,000	0.13
Option	15-06-2007	-	10,000	0.0012
Option	21-09-2007	-	10,000	0.0012
Option	21-09-2007	-	4,000,000	0.50
Option	15-06-2007	-	1,700,000	0.21

Total (A+B)

42,011,291 5.25%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Glenda Burford

15. Contact telephone number: 020-7888-3599

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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END